Exhibit 99.4

Ferroglobe PLC

VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 00:01, British Summer Time, on June 28, 2021.

Online
Go to **www.envisionreports.com/GSM** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board recommends a vote FOR proposals 1 - 15

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	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
1.	☐	☐	☐	6.	☐	☐	☐	11.	☐	☐	☐
2.	☐	☐	☐	7.	☐	☐	☐	12.	☐	☐	☐
3.	☐	☐	☐	8.	☐	☐	☐	13.	☐	☐	☐
4.	☐	☐	☐	9.	☐	☐	☐	14.	☐	☐	☐
5.	☐	☐	☐	10.	☐	☐	☐	15.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

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03H68D

2021 Annual Admission Ticket

2021 Annual Meeting of
Shareholders of Ferroglobe PLC

Tuesday, 29 June 2021 at 13:00 (British Summer Time), at 13 Chesterfield Street, London, W1J 5JN, UK

Upon arrival, please present this admission ticket and photo identification at the registration desk.

U.K. Annual Report and Accounts 2020

1. THAT the directors' and auditor's reports and the accounts of the Company for the financial year ended 31 December 2020 (the "U.K. Annual Report and Accounts") be received.

Directors' 2020 Remuneration Report

2. THAT the directors' annual report on remuneration for the year ended 31 December 2020 (excluding, for the avoidance of doubt, any part of the Directors' remuneration report containing the directors' remuneration policy), as set out on pages 30 to 31 and 44 to 55 of the U.K. Annual Report and Accounts be approved.

Directors' election

3. THAT Belen Villalonga be elected as a director.
4. THAT Silvia Villar-Mir de Fuentes be elected as a director.
5. THAT Nicolas De Santis be elected as a director.
6. THAT Rafael Barrilero Yarnoz be elected as a director.

Directors' re-election

7. THAT Javier López Madrid be re-elected as a director.
8. THAT Marco Levi be re-elected as a director.
9. THAT Marta Amusategui be re-elected as a director
10. THAT Bruce L. Crockett be re-elected as a director.
11. THAT Stuart E. Eizenstat be re-elected as a director.
12. THAT Manuel Garrido y Ruano be re-elected as a director.
13. THAT Juan Villar Mir de Fuentes be re-elected as a director.

Appointment of auditor

14. THAT Deloitte LLP be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.

Remuneration of auditor

15. THAT the Audit Committee of the Board be authorised to determine the auditor's remuneration.

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Ferroglobe PLC

Proxy Solicited by Board of Directors for Annual Meeting – June 29, 2021

The undersigned hereby appoints the Company's Executive Chairman or Company Secretary, each individually and each with powers of substitution, as proxies for the undersigned to vote all of the Ordinary Shares the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of Ferroglobe PLC called to be held at **13:00 (British Summer Time) on Tuesday, 29 June 2021 at 13 Chesterfield Street, London, W1J 5JN, UK,** or any adjournment or postponement thereof in the manner indicated on the reverse side of this proxy, and upon such other business as may lawfully come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the Notice of Annual General Meeting of Ferroglobe PLC. The undersigned revokes any proxy or proxies previously given for such shares. The undersigned ratifies and confirms any actions that the persons holding the undersigned's proxy, or their substitutes, by virtue of this executed card take in accordance with the proxy granted hereunder. **IF NO DIRECTION AS TO THE MANNER OF VOTING THE PROXY IS MADE, THE PROXY WILL BE VOTED "FOR" THE RESOLUTIONS IN PROPOSALS 1 THROUGH 15 AS INDICATED ON THE REVERSE SIDE HEREOF.**

You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. This proxy, when properly executed, will be voted in the manner directed herein. The Board of Directors recommends a vote "FOR" Proposals 1 – 15.

(Items to be voted appear on reverse side.)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐